EXHIBIT 99.1

PROSPECTUS

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

FNB UNITED CORP.
COMMON STOCK

FNB UNITED CORP.
2012 INCENTIVE PLAN

This Prospectus contains information about the FNB United Corp. 2012 Incentive Plan (“Plan”), and relates to 600,000 shares of common stock, no par value per share (“Common Stock”), of FNB United Corp. (“FNB”) that may be offered to eligible participants under the Plan. The Common Stock is listed on The Nasdaq Stock Market under the symbol “FNBN.” The Plan was first adopted by the Board on April 26, 2012 and approved by FNB’s shareholders on June 21, 2012.

_______________________

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by FNB. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of FNB since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus may not be used for resale of the securities acquired hereunder.

_______________________

The date of this Prospectus is March 29, 2013.

SUMMARY OF THE PLAN

The following questions and answers are intended to describe the principal features of the Plan. This discussion is only a general summary and is qualified by reference to the complete text of the Plan. For a copy of the Plan, or additional information about the Plan or its administrator, please contact Deborah B. Auman by writing to: FNB United Corp., Attn: Chief Human Resources Officer, 150 South Fayetteville Street, Asheboro, North Carolina 27203, or by calling: (336) 626-8363.

Purpose and Administration

Question 1:    What is the purpose of the Plan?

The purpose of the Plan is to assist FNB and its affiliates in attracting and retaining individuals who are of outstanding ability and to promote the alignment of their interests with those of the shareholders of FNB.

Question 2:     Who administers the Plan?

The Plan is administered by the Compensation and Nominating Committee of the Board of Directors of FNB (“Committee”). With respect to awards granted to non-employee directors of the Board, the Board serves as the “Committee,” unless the Board appoints another committee or person(s) for such purpose. The current members of the Committee and their relationships with FNB, certain of its employees and its affiliates are set forth in FNB’s proxy statement for FNB’s most recent Annual Meeting of Shareholders, which is on file with the SEC. Members of the Board of Directors of FNB (“Board”), or any committee thereof, may be removed from their position as a Board or committee member only in accordance with FNB’s Articles of Incorporation and Bylaws, as they are amended to date and as they may be amended from time to time, and the North Carolina Business Corporation Act (“NCBCA”). Such Articles of Incorporation, Bylaws and the NCBCA also govern the duration of these appointments.

The Committee has all the powers vested in it by the terms of the Plan, including the authority to administer the Plan and to determine: eligibility; the terms of awards, including transferability; the exercise prices; whether a stock option will be an incentive stock option or a nonqualified stock option; any performance goals applicable to awards; provisions related to vesting; the period during which awards may be exercised and the period during which awards shall be subject to restrictions. The terms and conditions established by the Committee do not have to be the same for each award. Subject to the provisions of the Plan, the Committee has the full authority to interpret the Plan and any award agreements under the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and its underlying award agreements, and to make all other determinations relating to the administration of the Plan and awards granted thereunder. The Committee’s interpretations and decisions regarding any provisions of the Plan, any award agreement and any award granted under the Plan are final and binding on all persons.

Question 3:    Who is eligible to participate in the Plan?
The following individuals are eligible to receive grants of awards under the Plan (each, an

“Eligible Person”): (i) any person who the Committee determines to be an employee of FNB or its affiliates, (ii) a member of the Board or the board of directors of an affiliate of FNB, or (iii) a consultant or independent contractor to FNB or an affiliate of FNB. Notwithstanding the foregoing, incentive stock options may be granted only to eligible employees who are employees under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

Description of Awards Generally

Question 4:     What forms of awards may be granted under the Plan?

The Plan permits the grant of options, restricted stock, restricted stock units, performance awards and other stock-based awards to Eligible Persons. Each type of award is described in more detail below. Awards also may be granted upon or subject to the attainment of one or more performance goals. The maximum number of shares of Common Stock that may be granted to any employee pursuant to the Plan during a calendar year may not exceed 50,000.

Subject to the terms and conditions as the Committee may specify, the terms of an award may provide a participant with the right to receive dividend payments or dividend equivalent payments with respect to shares of Common Stock covered by such award. Such payments may be either made currently or credited to an account established for the participant. As determined by the Committee, the payment of dividends or dividend equivalents may be made contingent on one or more performance goals and may be settled in cash or shares of Common Stock.

Question 5:	What happens to outstanding awards granted under the Plan if the holder’s service as an Eligible Person terminates?
The Committee has the discretion to designate in the award agreement the extent to which an award will be exercisable or subject to continued vesting, if any, upon termination of employment or service for any reason.

Options

Question 6:     What are options?

Options give the recipient an opportunity to purchase shares of Common Stock from the Company at a designated exercise price. Options may be granted under the Plan in the form of either incentive stock options (also referred to as “ISOs”) intended to qualify under Section 422 of the Code or nonstatutory stock options (also referred to as “NSOs”). ISOs can be granted only to employees of the FNB and qualifying subsidiaries. Unless expressly identified otherwise, options granted under the Plan will be NSOs.

Question 7:    How is the exercise price determined?

The exercise price of options granted under the Plan may not be less than 100% of the fair market value per share of Common Stock on the grant date of the option. The Plan provides that fair market value generally is based on the closing sale price of a share of Common Stock as reported on The Nasdaq Stock Market.

In the case of ISOs granted to any “10% Shareholder” on the date of grant, the exercise price per share may not be less than 110% of the fair market value of a share of Common Stock on the grant date. A “10% Shareholder” is someone who, at the time the ISO is granted, owns stock (or is considered to own stock through attribution from relatives or entities in which the recipient has ownership) possessing more than 10% of the total combined voting power of all classes of stock of FNB or any parent or subsidiary.

Question 8:    When can options be exercised?

The Committee will establish the time period within which options can be exercised, but this period cannot be more than ten years from the grant date of the option or, in the case of ISOs granted to a

10% Shareholder, five years from the grant date of the option. The Committee can impose additional terms and conditions on options, including a vesting schedule for options to become exercisable in installments over a certain time period or based on the achievement of one or more performance goals.

Question 9:    How are options exercised?

Vested options can be exercised by delivering a notice of exercise to FNB (in the form and manner directed by the Committee) with full payment for the shares of Common Stock with respect to which the option is exercised or, to the extent provided in an award agreement, irrevocable instructions to a broker to deliver promptly to FNB cash equal to the exercise price of the option. To the extent permitted in the applicable award agreement or authorized by the Committee, the exercise price of an option generally also may be paid by delivery of shares of Common Stock valued at fair market value on the date of exercise or by directing FNB to withhold from the shares of Common Stock to be issued upon exercise of the option being exercised a number of shares having the fair market value not in excess of the aggregate exercise price of the option being exercised.

Restricted Stock and Restricted Stock Units

Question 10:     What is restricted stock and what is a restricted stock unit?

Restricted stock and restricted stock units generally are awards that are granted and/or vest only if certain conditions and restrictions established by the Committee are satisfied. Restricted stock is an award of actual shares of Common Stock. Restricted stock units represent the right to potentially receive in the future either shares of Common Stock or the value of shares of Common Stock, but no shares are actually awarded to recipients on the date of grant. If applicable restrictions lapse or are satisfied, restricted stock units may be payable in cash or shares of Common Stock, as specified by the Committee.

Question 11:    What restrictions and conditions might apply to restricted stock and restricted stock units?

The Committee determines the restrictions and conditions applicable to the award, which can include restrictions related to the achievement of one or more specified performance goals.

Performance Awards

Question 12:    What is a performance award?

A performance award is an award that the Committee conditions on the achievement of certain performance objectives.

Question 13:    What types of performance objectives might apply to a performance award?

Performance goals include the goals that the Committee establishes, which may be based on: satisfactory internal or external audits, achievement of balance sheet or income statement objectives, cash flow, customer satisfaction metrics, and achievement of customer satisfaction goals, dividend payments, earnings (including before or after taxes, interest, depreciation, and amortization), earnings growth, earnings per share, economic value added, expenses (including sales, general and administrative expenses), improvement of financial ratings, internal rate of return, market share, geographic expansion, net asset value, net income, net operating gross margin, net operating profit after taxes, net sales growth, operating income, operating margin, comparisons to the performance of other companies, pro forma income, regulatory compliance, return measures (including return on assets, designated assets, capital, capital employed, equity, or stockholder equity, and return versus FNB’s cost of capital), revenues, sales, stock price (including growth measures and total stockholder return), comparison to stock market indices, implementation or completion of one or more projects or transactions (including mergers, acquisitions, dispositions, and restructurings), working capital, or any other objective goals that the Committee establishes.

Performance goals may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Performance goals may be particular to an Eligible Person or the department, branch, affiliate, or division in which the Eligible Person works, or may be based on the performance of FNB or one or more affiliates of FNB and may cover such period as the Committee may specify.

Question 14:    Are there limits on the amount of a performance award?

The maximum cash payment payable to any employee pursuant to all performance awards granted to an employee during a calendar year shall not exceed $2.0 million. The Committee may grant performance awards pursuant to which the amount and payment of the award is determined by reference to a percentage of a bonus or incentive pool that applies to more than one participant, and the amount of the bonus or incentive pool may be fixed in amount or determined based upon the achievement of one or more performance goals.

Stock Awards

Question 15:	What is a stock award?

The Committee may grant other stock-based awards (including the issuance or offer for sale of unrestricted shares of Common Stock) covering such number of shares and having such terms and conditions as the Committee may determine, including terms that condition the payment or vesting of other stock-based awards upon the achievement of one or more performance goals.

Change in Control

Question 16:	What happens to awards granted under the Plan if a change in control occurs?

In the event of a “Transaction” resulting in a change in control of FNB, the Committee may take such actions, and make such adjustments as it deems equitable, including cancelling all awards in exchange for a payment equal to the fair market value of the cancelled award. The Committee is not required to take the same action with respect to all awards or with respect to all participants in the event of a Transaction. All determinations required to be made by the Committee in the event of a Transaction are final and binding. Under the Plan, “Transaction” is a defined term and generally includes:

•	a merger or consolidation;

•	any sale, disposition or exchange of at least 50% of all FNB’s Common Stock;

•	any sale, disposition or exchange of substantially all of FNB’s assets; or

•	any other similar transaction or event.

Shares Available Under the Plan
Question 17:    How many shares of Common Stock are available for issuance under the Plan?
There are 600,000 shares of FNB’s Common Stock reserved for issuance under the Plan (including incentive stock options). In the event of any stock dividend, stock split, reverse stock split, spin-off,

recapitalization, reclassification, combination or exchange of shares, merger, consolidation, liquidation or the like, the Committee will provide for a substitution for or adjustment in the number and class of securities subject to outstanding awards, the type of consideration to be received upon exercise or vesting of outstanding awards, the exercise price of options, the aggregate number and class of shares for which awards may be granted thereafter and the maximum number of shares with respect to which an employee may be granted awards during the calendar year.
Shares of Common Stock available under the Plan are issued by FNB and may be shares of original issuance, shares held in the treasury of FNB or shares purchased in the open market or otherwise. If options that have expired or terminated without having been fully exercised, if shares of restricted stock that have been forfeited or if shares covered by an award are not issued or are forfeited, the unissued or forfeited shares are available for further awards under the Plan. However, in the case of shares of Common Stock that are withheld (or delivered) to pay the exercise price of an option or withholding taxes, no such withheld (or delivered) shares of Common Stock shall be available for the grant of awards under the Plan.

Transfer, Forfeiture and Resale Restrictions

Question 18:    Can awards granted under the Plan be transferred or pledged?

The interests of any participant under the Plan or any award granted thereunder are not subject to the claims of creditors and may not, in any way, be transferred, assigned, alienated or encumbered except to the extent permitted in an award agreement.

Question 19:    Are awards granted under the Plan subject to any forfeiture provisions?

As discussed previously in this summary, the Committee has the discretion to determine whether an award may be subject to forfeiture and/or early termination.

Question 20:	Are there any restrictions on the sale of Common Stock acquired under the Plan?

In addition to the transfer restrictions that may apply to shares of Common Stock under the terms of an award agreement (for example, the limitations on the transfer of restricted stock), certain other restrictions may apply in some cases. For example, FNB’s Code of Business Ethics may prohibit resales of Common Stock, including during any applicable mandatory pre-approvals or “black-out periods.” A copy of FNB’s Code of Business Ethics is available online through the FNB Investor Relations link on FNB’s website at www.community1.com or may be obtained by contacting FNB’s Investor Relations Manager.

Resales of the shares of Common Stock acquired pursuant to the Plan by a person who may be an “affiliate” of FNB may only be made pursuant to an appropriate registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to Rule 144 under the Securities Act or other applicable exemption from registration. For purposes of this Question 20, the term “affiliate” is used in the same manner it is used in Rule 144, and generally refers to a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, FNB.

In addition, award recipients who are beneficial owners of more than 10% of any equity security of FNB registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or who are officers or directors of FNB generally will be subject to the “short swing” profit liability under Section 16(b) of the Exchange Act for certain sales and purchases of Common Stock and other equity securities of FNB. Directors should consult with counsel as to their status as affiliates of FNB and the applicability of Section 16(b) of the Exchange Act.

We are not required to deliver any shares or take any other action pursuant to the Plan unless such actions are in compliance with applicable laws, regulations and rules. We may impose restrictions on Common Stock issued pursuant to awards as we deem appropriate to assure such compliance. We are also not required to file additional registration statements in respect of resales made or intended to be made by affiliates.

Other Information

Question 21:    Can the Plan be amended or terminated?
The Board may at any time amend or terminate the Plan. Such action may be subject to shareholder approval if necessary to comply with legal, regulatory or securities exchange listing requirements. Unless terminated earlier, the Plan will terminate on April 26, 2022, a term of ten years from its initial adoption by the Board. No awards may be granted after the termination of the Plan, but the Plan will remain effective with respect to any outstanding awards previously granted. No amendment, suspension or termination of the Plan, or any award thereunder, may adversely affect in any material way the rights of the holder of any award without his or her consent.
Question 22:    Is the Plan subject to any provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is the Plan qualified under Section 401(a) of the Code?

No, the Plan is not subject to any provisions of ERISA and the Plan is not qualified under Section 401(a) of the Code.

Question 23:    Is the Plan funded?

No, the Plan is not funded. Rights to awards are contractual in nature, unsecured by any assets of FNB or any of its subsidiaries. Neither FNB nor any of its subsidiaries is required to segregate any specific funds, assets or other property from its general assets with respect to any awards under the Plan.

Federal Income Tax Consequences

Question 24:    What are the intended federal income tax consequences for an Eligible Person and FNB with respect to awards granted under the Plan?

The following is a brief summary of the current federal income tax consequences that are intended to generally apply with respect to awards that may be granted under the Plan. Applicable laws and regulations may change in the future, and there is no assurance that changes will not affect the tax information discussed in this section. This summary is not intended to be a complete discussion and does not describe a number of various tax rules, including any foreign, state or local tax consequences that could apply to a particular individual or to FNB under certain circumstances. This summary is not intended or written to be used (and cannot be used by any taxpayer) to avoid penalties that may be imposed on a taxpayer. Tax implications may vary due to individual circumstances. Award recipients should not rely on this summary and are urged to consult their independent tax advisors about the tax consequences related to the receipt of awards under the Plan, including the grant, vesting and sale of Common Stock covered by awards.
Nonstatutory Stock Options. The grant of nonstatutory stock options generally should not have any federal income tax consequences to FNB or the option holder. Upon the exercise of a nonstatutory stock option, the option holder will recognize ordinary income equal to the fair market value of the acquired shares on the date of exercise minus the exercise price paid for the shares. FNB generally will be allowed a federal income tax deduction equal to the same amount that the option holder recognizes as ordinary income. The option holder’s tax basis in the acquired shares will be the option exercise price plus the taxable income recognized (i.e., fair market value on the date of exercise). Upon the disposition of the acquired shares of Common Stock, any additional gain or loss generally will be taxed to the option holder as either short-term or long-term capital gain or loss depending on how long the shares were held.

Incentive Stock Options. The grant and exercise of incentive stock options generally should not have any federal income tax consequences to FNB. The grant and exercise of incentive stock options generally have no ordinary income tax consequences to the option holder. However, upon the exercise of an incentive stock option, the option holder has to treat the amount by which the fair market value of the acquired shares on the date of exercise exceeds the exercise price as an item of tax adjustment for alternative minimum tax purposes, which may result in alternative minimum tax liability.

If the option holder retains the shares of Common Stock acquired upon the exercise of an incentive stock option for more than two years following the grant date of the option and one year following exercise of the option, the later sale or other disposition of such shares will ordinarily result in long-term capital gains or losses to the option holder equal to the difference between the amount realized on disposition of the shares and the exercise price. FNB will not be entitled to any deduction in such case. If the holding period requirements described above are not met, the option holder will recognize ordinary income upon disposition of the Common Stock equal to the excess of the fair market value of the shares on the date of exercise (or, if less, the amount received on disposition of the shares) over the exercise price. FNB generally will be entitled to a corresponding tax deduction in the same amount. Any additional gain or loss realized by the option holder on the disposition of the Common Stock will be taxed as short-term or long-term capital gain or loss, as applicable.

Restricted Stock. There generally should not be any federal income tax consequences to FNB or the recipient upon the grant of restricted stock. The recipient normally will recognize ordinary income when the restrictions on the restricted stock lapse (i.e., at the time the restricted shares are no longer subject to a substantial risk of forfeiture or become transferable, whichever occurs first). However, unless prohibited by the award agreement, a recipient instead may elect to recognize ordinary income at the time the restricted stock is granted by making an election under Section 83(b) of the Code within 30 days after the grant date. In either case, the recipient will recognize ordinary income equal to the fair market value of such shares of stock at the time the income is recognized (reduced by the amount, if any, the recipient paid for the stock) and FNB generally will be entitled to a corresponding tax deduction (subject to certain limitations under the Code). If the recipient subsequently disposes of the shares of Common Stock, any additional gain or loss should be eligible for short-term or long-term capital gain tax treatment, depending on how long the shares were held after the ordinary income was recognized. If a recipient makes an “83(b) election” and then forfeits the shares of Common Stock (or the value of the shares declines), the recipient normally will not be entitled to a refund with respect to the tax already paid.

Restricted Stock Units. The grant of restricted stock units generally should have no federal income tax consequences to FNB or the recipient. When the restricted stock units become payable, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares of Common Stock received (reduced by the amount, if any, the recipient paid for the stock). FNB generally will be allowed a federal income tax deduction equal to the same amount that the recipient recognizes as ordinary income (subject to certain limitations under the Code).

Other Stock Awards. The federal income tax consequences of other stock awards will depend on the form of such awards.

Special Tax Rules. As noted above, special tax rules may apply in some cases. For example, additional rules apply if an option holder pays the applicable exercise price with previously owned shares of Common Stock or if an option holder makes a permitted transfer of nonstatutory stock options. Again, recipients are urged to consult their personal tax advisors with respect to special tax rules that may apply.

Tax Withholding. At the discretion of the Committee and pursuant to such procedures as it may specify, the Committee may require or permit a participant to satisfy his or her withholding obligations by (1) tendering a cash payment, (2) authorizing FNB to withhold shares of Common Stock otherwise issuable to the participant or (3) delivering to FNB already-owned unencumbered shares of Common Stock. FNB is not required to issue any shares of Common Stock or settle any awards under the Plan until the applicable withholding requirements have been satisfied.

WHERE YOU CAN FIND MORE INFORMATION ABOUT FNB
We file annual, quarterly and special reports, proxy statements and other information with the SEC. These reports and information relate to our business, financial condition and other matters. You may read and copy these reports, proxy statements and other information, for a copying fee, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1‑800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. Information that we file with the SEC may also be read and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
Our public website is www.community1.com. We make our SEC filings available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information on our website is not part of this Prospectus.
We have filed with the SEC a registration statement on Form S-8 (“Registration Statement”) under the Securities Act, to register the shares of Common Stock described in this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not include all information contained in the Registration Statement and its exhibits. For further information with respect to FNB and the Common Stock, you should consult the Registration Statement and its exhibits.
Statements contained in this Prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying as described above.
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to other information we have previously filed with the SEC. The information incorporated by reference is considered to be a part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information.
We incorporate by reference the documents listed below, documents incorporated by reference elsewhere in this Prospectus and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, unless we decide to terminate this offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Current Reports on Form 8-K filed on March 1, 2013 and March 20, 2013; and

•
The description of our Common Stock, which is contained in our Registration Statement on Form S-1 filed with the SEC on November 18, 2011, including any amendment or report filed for the purpose of updating such description.

We will provide, upon written or oral request, a free copy of any or all of the documents incorporated by reference in this Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference) to anyone who receives this Prospectus. Written or telephone requests should be directed to the Investor Relations Manager, FNB Untied Corp., Attn: Investor Relations, P.O. Box 1328, Asheboro, North Carolina 27204, or by calling: (980) 819-6221.